EXHIBIT 4.3

DESCRIPTION OF SECURITIES

As of December 31, 2019, Republic Bancorp, Inc. (“Republic”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”):  Class A Common Stock, no par value.  Republic has two other classes of securities that are not registered under the Exchange Act: Class B Common Stock and Preferred Stock.  No Preferred Stock has been issued.

The following description of the terms of our Class A Common Stock is not complete and is subject to, and qualified in its entirety to, the Articles of Incorporation (“Articles”) of Republic, the By-Laws of Republic, and the Kentucky Business Corporation Act.  Copies of the Articles and By-Laws have been filed with the Securities and Exchange Commission.

Under the Articles, the total number of shares of Class A Common Stock that are authorized for issuance are 30,000,000 shares.  Each share of Class A Common Stock is entitled to one vote on matters presented to the shareholders of Republic and there is no cumulative voting with respect to the election of directors.  Each share of Class B Common Stock is entitled to ten votes per share on matters presented to the shareholders.  The Class A Common Stock votes together with the Class B Common Stock as a single voting group on all matters except with respect to those matters for which separate voting is required under Kentucky law.

Subject to any preferential rights of any shares of Preferred Stock then outstanding, and applicable requirements of law, the Class A Common Stock is entitled to dividends from funds legally available therefor if, as and when declared by the board of directors of Republic.

If any dividend is paid with respect to the Class B Common Stock, a dividend of like kind must be declared and paid contemporaneously with respect to the Class A Common Stock. If a cash dividend is paid on the Class B Common Stock, a cash dividend must be paid on the Class A Common Stock in an amount per share equal to 110% of the dividend paid per share on the Class B Common Stock (rounded to the nearest $.0001). If a stock dividend, payable in shares of Class B Common Stock, is paid on the Class B Common Stock, a stock dividend, payable in shares of Class A Common Stock, must be paid on the Class A Common Stock at the same per share rate.  If a dividend is paid on the Class B Common Stock other than in cash or shares of Class B Common Stock, an equal dividend, on a per share basis, must be paid on the Class A Common Stock.

The instruments under which the securities of Republic’s subsidiary, Republic Bancorp Capital Trust, are outstanding prohibit the payment of dividends on the Common Stock if Republic elects to defer payments on the trust subsidiary's securities, as permitted by those instruments.

Class B Common Stock may be converted, at the option of the holder, to shares of Class A Common Stock on a share for share basis.  Shares of Class A Common Stock are not convertible into any other class of Republic’s capital stock.

In the event of a dissolution of Republic and subject to the rights of any Preferred Stock then outstanding, each share of Class A Common Stock and Class B Common Stock shall have equal rights and will share, pro rata, in the distribution of the net assets of Republic.

Republic’s Articles require that, if there is a change in the number of issued and outstanding shares of Class A Common Stock as a result of share split, reverse share split, share dividend or similar recapitalization (a "Capital Change"), then a Capital Change of like kind must be made in the issued and outstanding shares of Class B Common Stock.  Likewise, if there is a Capital Change in the issued and outstanding shares of Class B Common Stock, a Capital Change of like kind must occur in the issued and outstanding shares of Class A Common Stock.

Certain provisions of the Articles and By-Laws could have the effect of delaying, deferring or preventing a change in control of Republic:

1)

The Articles authorize the board of directors to establish one or more series of Preferred Stock, the terms of which can be determined by the board of directors at the time of issuance.  To the extent the Republic board of directors exercises this authority granted it in the Articles, the fixing of the relative rights, preferences and limitations of shares of Preferred Stock, vis-a-vis the Class A Common Stock, could have the effect of modifying the rights of holders of Class A Common Stock.

2)

The Articles limit the right of shareholders holding shares representing less than a majority of the voting power of the then outstanding voting stock of Republic to call a special meeting of the shareholders.  Under the Articles, special meetings of shareholders may only be called by the board of directors or shareholders owning shares representing more than 50% of the votes entitled to be cast by the holders of all voting stock of Republic then outstanding.   The affirmative vote of the holders of more than 50% of the voting power of the then outstanding voting stock is required to amend this provision of the Articles.

3)

The By-Laws provide that the board of directors may fill any vacancies on the board of directors, including vacancies resulting from a board of directors resolution to increase the number of directors.

4)

The By-Laws establish advance notice procedures and other requirements for shareholders to submit nominations to the board of directors and other proposals to be presented to the shareholders for a vote.

The Class A Common Stock is listed on The Nasdaq Stock Market and trades under the symbol “RBCAA.”  Computershare Investor Services LLC is the transfer agent and registrar for the Class A Common Stock.

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